UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the report of TOP Ships Inc. (the "Company"), dated February 16, 2017, announcing the Company's unaudited financial and operating results for the year ended December 31, 2016.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 16, 2017	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 1

TOP SHIPS REPORTS YEAR ENDED DECEMBER 31, 2016 FINANCIAL RESULTS

ATHENS, GREECE – February 16, 2017 – TOP Ships Inc. (NasdaqCM: TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products today announced its unaudited financial results for the year ended December 31, 2016.
For the year ended December 31, 2016, the Company reported:
Net income before deemed dividend of $1.1 million.
Adjusted EBITDA of $16.2 million.*
*Non-US GAAP Measures

This report describes adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a "Non-US GAAP" measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire and vessel impairments,) and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. The Company's definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2015	2016

Net (loss)/ income and comprehensive (loss)/ income	(8,507)	1,052

Add: Bareboat charter hire expenses	5,274	6,299
Add: Amortization of prepaid bareboat charter hire	1,431	1,577
Add: Vessel depreciation	668	3,467
Add: Impairment on vessel	3,081	-
Add: Interest and finance costs	719	3,093
Add: Loss on derivative financial instruments	392	698

Adjusted EBITDA	3,058	16,186

About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8180
Email: atsirikos@topships.org

TOP SHIPS INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Expressed in thousands of U.S. Dollars - except share and per share data)

	2015	2016

REVENUES:

Revenues	13,075	28,433

EXPENSES:

Voyage expenses	370	736
Bareboat charter hire expenses	5,274	6,299
Amortization of prepaid bareboat charter hire	1,431	1,577
Vessel operating expenses	4,789	9,913
Vessel depreciation	668	3,467
Management fees-related parties	1,621	1,824
General and administrative expenses	2,983	2,906
Other operating loss/(income)	274	(3,137)
Impairment on vessel	3,081	-

Operating (loss)/ income	(7,416)	4,848

OTHER INCOME/(EXPENSES):

Interest and finance costs	(719)	(3,093)
Loss on derivative financial instruments	(392)	(698)
Interest income	-	-
Other, net	20	(5)

Total other expenses, net	(1,091)	(3,796)

Net (loss)/ income and comprehensive (loss)/ income	(8,507)	1,052

Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	-	(1,403)

Net loss attributable to common shareholders	(8,507)	(351)

Loss per common share, basic	(4.21)	(0.09)
Loss per common share, diluted	(4.21)	(0.09)

Weighted average common shares outstanding, basic	2,019,235	4,028,101
Weighted average common shares outstanding, diluted	2,019,235	4,028,101

TOP SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2016

(Expressed in thousands of U.S. Dollars)

	December 31,	December 31,
	2015	2016
Assets

Cash and cash equivalents	2,668	127
Restricted cash	1,750	5,467
Advances for vessel acquisitions	25,098	-
Vessels, net	32,044	126,170
Prepaid bareboat charter hire	10,169	8,592
Other assets	2,277	2,661
Financial instruments	-	300
Total assets	74,006	143,317

Liabilities And Stockholders' Equity

Financial instruments	3,216	3,563
Debt	24,226	84,539
Other liabilities	12,411	7,953
Total liabilities	39,853	96,055

Commitments and contingencies

Stockholders' equity	34,153	47,262

Total liabilities and stockholders' equity	74,006	143,317

TOP SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2015 AND 2016
(Expressed in thousands of U.S. Dollars)

	Year ended December 31,
	2015	2016

Net Cash (used in)/ provided by Operating Activities	(1,387)	6,704

Cash Flows used in Investing Activities:
Advances for vessels under construction	(53,410)	(73,383)
Increase in restricted cash	(1,586)	(3,717)
Net proceeds from sale of vessels	54,152	-
Net proceeds from sale of other fixed assets	-	29
Acquisition of other fixed assets	(6)	-

Net Cash used in Investing Activities	(850)	(77,071)

Cash Flows provided by Financing Activities:
Proceeds from debt	24,450	65,385
Net proceeds from related party debt	3,850	235
Principal payments of debt	(500)	(5,085)
Prepayment of debt	(19,419)	-
Prepayment of related party debt	(2,250)	-
Proceeds from warrant exercises	-	5,765
Proceeds from issuance of Series B convertible preferred stock	-	2,001
Equity offering issuance costs	(237)	(87)
Payment of financing costs	(989)	(388)

Net Cash provided by Financing Activities	4,905	67,826

Net increase/(decrease) in cash and cash equivalents	2,668	(2,541)

Cash and cash equivalents at beginning of period	-	2,668

Cash and cash equivalents at end of period	2,668	127